Exhibit 99.2

SciSparc: AutoMax’s Shareholders Approve Merger with SciSparc

TEL AVIV, Israel, Aug. 28, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that AutoMax Motors Ltd. (“AutoMax”), a leading parallel vehicle importer in Israel, convened today its special general meetings, at which, among others, AutoMax’s shareholders voted on and approved the proposed merger with SciSparc. In addition, on August 26, 2025, SciSparc’s shareholders voted on and approved at an adjourned special general meeting, among others, the proposed merger.

As previously disclosed, this strategic merger, pursuant to a definitive agreement entered into on April 11, 2024, as amended, will result in SciSparc acquiring 100% of AutoMax’s share capital by way of a reverse merger between SciSparc Merger Sub Ltd., a wholly-owned subsidiary of the Company and AutoMax, with AutoMax continuing as a wholly-owned subsidiary of the Company (the “Merger”). Following the closing of the Merger, SciSparc shareholders are expected to hold approximately 50.01% of the combined company’s share capital. The approval by AutoMax’s shareholders marks a significant step toward enhancing SciSparc’s shareholder value by expanding SciSparc’s operations into the automotive sector, through the operations of AutoMax, which include the import and distribution of Anhui Jianghuai Automobile Group Corp. Ltd. electric vehicles and other vehicle categories.

SciSparc has supported AutoMax’s growth with financial assistance, including by providing a $4.25 million bridge loan in 2024 and extending an additional $2 million loan in February 2025, facilitating AutoMax’s parallel import operations. This Merger aligns with SciSparc’s long-term strategy to diversify its portfolio and capitalize on the expanding electric vehicle market in Israel.

The closing of the Merger is subject to customary closing conditions, including the Israeli court approval.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that when it discusses that the approval by AutoMax’s shareholders marks a significant step toward enhancing shareholder value by expanding SciSparc’s operations into the automotive sector, that this Merger aligns with SciSparc’s long-term strategy to diversify its portfolio and capitalize on the expanding electric vehicle market in Israel and that the closing of the Merger is subject to customary closing conditions, including the Israeli court approval. The Company may not complete the Merger or, even if it does, such transaction may not unlock or enhance shareholder value. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972 3-761-7108